Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Delta Air Lines Inc. (DAL)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Delta Air Lines Inc. (DAL)
Vote Yes: Item #6 – Adoption of a Non-Interference Policy

Annual Meeting: June 15, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

RESOLVED: The Board of Directors of Delta Air Lines shall adopt and disclose a Non-interference Policy (“Policy”) upholding the rights to freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work (“Fundamental Principles”). The Policy should contain a commitment to:

●	Non-interference when employees seek to form or join a trade union, and a prohibition against acting to undermine this right or pressure employees not to form or join a trade union;
●	Good faith and timely collective bargaining if employees form or join a trade union;
●	Uphold the highest standard where national or local law differs from international human rights standards;
●	Define processes to identify, prevent, account for, and remedy practices that violate or are inconsistent with the Policy.

SUPPORTING STATEMENT: Freedom of association and collective bargaining are fundamental human rights under internationally recognized human rights frameworks including the Fundamental Principles and the United Nations’ Universal Declaration of Human Rights. “Freedom of association refers to the right of workers . . .. to create and join organizations of their choice freely and without fear of reprisal or interference.”1 [emphasis added]

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1 https://www.ilo.org/actrav/events/WCMS_315488/lang--en/index.htm, emphasis added

2023 Proxy Memo Delta Air Lines Inc | Adoption of a Non-Interference Policy

Freedom of association and collective bargaining can enhance shareholder value through improved health and safety;2 increased productivity;3 encouraging workforce training and skills development;4 promoting diversity, equity, and inclusion;5 and strengthening human rights due diligence.6 The Principles for Responsible Investment (PRI) notes that addressing labor relations and labor rights is an avenue by which investors can mitigate the systemic risk of inequality.7

RATIONALE FOR A YES VOTE

1.	The rights to associate freely without interference and to bargain collectively are internationally accepted human rights standards.

2.	Delta appears to have interfered with past unionizing efforts.

3.	Delta’s interference with union organizing efforts undermines business success.

DISCUSSION

1.	The rights to associate freely without interference and to bargain collectively are internationally accepted human rights standards.

Delta is a global company with operations and employees around the world. More than 25% of Delta’s revenue is international and the Company is pursuing future international growth.8 The Company should uphold across its global operations the highest international standards under which it operates.

The International Labor Organization (“ILO”), created in 1919 as part of the Treaty of Versailles, is a specialized agency of the United Nations. It formulates international policies to promote “basic human rights, improve working and living conditions, and enhance employment opportunities.”9 Its Declaration on Fundamental Principles and Rights at Work calls for:

●	freedom of association and the effective recognition of the right to collective bargaining;
●	the elimination of all forms of forced or compulsory labour;
●	the effective abolition of child labour;
●	the elimination of discrimination in respect of employment and occupation; and
●	a safe and healthy working environment.[10]

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2 http://oem.bmj.com/content/early/2018/06/13/oemed-2017-104747

3 https://doi.org/10.1093/ej/ueaa048; https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle ttp://oem.bmj.com/content/early/2018/06/13/oemed-2017-104747

4 https://www.oecd-ilibrary.org/employment/negotiating-our-way-up_1fd2da34-en

5 https://doi.org/10.1093/ej/ueaa048; https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

6 https://www.theglobaldeal.com/resources/The%20Business%20Case%20for%20Social%20Dialogue_FINAL.pdf

7 https://www.unpri.org/download?ac=5599

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/27904/000002790423000006/dal-20230331.htm

9 https://www.un.org/youthenvoy/2013/08/ilo-international-labour-organization/

10 https://www.ilo.org/declaration/lang--en/index.htm#:~:text=The%20ILO%20Declaration%20on%20Fundamental%20Principles%20and%20Rights,are%20vital%20to%20our%20social%20and%20economic%20lives

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2023 Proxy Memo Delta Air Lines Inc | Adoption of a Non-Interference Policy

The ILO Committee on Freedom of Association has declared: “All appropriate measures should be taken to guarantee that, irrespective of trade union affiliation, trade union rights can be exercised in normal conditions with respect for basic human rights and in a climate free of violence, pressure, fear and threats of any kind.”11 It also states, “Workers shall have the right to join organizations of their own choosing without any interference from the employer.”12 Employer statements containing threats of negative consequence if workers choose union representation cross the line from expression to interference.13

Investor and public expectations for companies to respect fundamental labor rights continue to grow; an increasing number of companies are responding by taking meaningful steps to strengthen their policies and practices to align with international human rights standards. Delta appears to be a laggard among its peers in its refusal to commit to international labor rights standards. Southwest Airlines,14 United Airlines,15 American Airlines,16 and JetBlue17 all have pledged to respect labor rights as laid out by the ILO. Furthermore, Delta’s approach to employee organizing stands in stark contrast to that of other international companies. For example:

●	In 2019, Danone signed an agreement with the U.S. affiliates of the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco, and Allied Workers Associations in which it agreed to provide union organizers with access to its facilities and to remain neutral with respect to union organizing efforts.[18]
●	In June 2022, Microsoft signed an agreement with the Communication Workers of America by which the company agreed to take a neutral approach when employees covered by the agreement express interest in joining a union.[19]
●	Apple announced that it will undertake a third-party assessment on its efforts to comply with its Human Rights Policy as it relates to workers’ freedom of association and collective bargaining rights in the United States and disclose the results by the end of calendar year 2023.[20]

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11 ILO, Compilation of Decisions of the Committee on Freedom of Association, Section 2 “Trade union and employers organizations rights and civil liberties,” paragraph 73, https://www.ilo.org/dyn/normlex/en/f?p=NORMLEXPUB:70002:0::NO:70002:P70002_HIER_ELEMENT_ID,P70002_HIER_LEVEL:3942675,1

12 ILO Committee on Freedom of Association, Compilation of Decisions (2018), paras. 73, 1189, https://www.ilo.org/wcmsp5/groups/public/---ed_norm/---normes/documents/publication/wcms_632659.pdf

13 See, for example, Committee decisions in cases involving the UK (Case No. 1852, at

https://www.ilo.org/dyn/normlex/en/f?p=1000:50002:0::NO:50002:P50002_COMPLAINT_TEXT_ID:290

3672); New Zealand (Case No. 1698, at

https://www.ilo.org/dyn/normlex/en/f?p=1000:50002:0::NO:50002:P50002_COMPLAINT_TEXT_ID:290

2617; Malaysia (Case No. 2301, at

https://www.ilo.org/dyn/normlex/en/f?p=1000:50002:0::NO:50002:P50002_COMPLAINT_TEXT_ID:290

8253).

14 http://investors.southwest.com/~/media/Files/S/Southwest-IR/southwest-human-rights-policy-statement.pdf

15 https://ir.united.com/static-files/3482652b-31b2-4b3e-be3c-69c773b12e11

16 https://www.aa.com/i18n/customer-service/about-us/human-rights-statement.jsp#:~:text=Freedom%20of%20Association%3A&text=We%20are%20committed%20to%20fostering,grievance%20mechanisms%20and%20remedial%20action

17 https://www.jetblue.com/human-rights

18 https://www.iuf.org/news/union-organizing-wins-at-danone-usa/

19 https://news.microsoft.com/2022/06/13/cwa-microsoft-announce-labor-neutrality-agreement/

20 https://www.nytimes.com/2023/01/17/business/economy/apple-labor.html

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2023 Proxy Memo Delta Air Lines Inc | Adoption of a Non-Interference Policy

Global companies recognize that their commitment to international human rights standards, including freedom of association and collective bargaining rights, must go beyond following local laws.

2.	Delta appears to have interfered with past unionizing efforts.

Delta Air Lines and its employees are subject to the Railway Labor Act (“RLA”), the United States’ first federal law guaranteeing workers’ rights to organize and join unions free from employer coercion or interference, which has been extended to apply to airlines. The RLA states:

Employees shall have the right to organize and bargain collectively through representatives of their own choosing. The majority of any craft or class of employees shall have the right to determine who shall be the representative . . . No carrier . . . shall deny or in any way question the right of its employees to join, organize, or assist in organizing the labor organization of their choice, and it shall be unlawful for any carrier to interfere in any way with the organization of its employees.21

The Board, in Delta’s statement of opposition, states that the proposal is asking Delta to “voluntarily waive its rights under the RLA by not engaging in any communication regarding what union representation might mean for its employees.” However, the resolution’s request does not prohibit any communication. Rather, it asks that Delta adopt a non-interference policy, where the Company would take a neutral stance regarding employee unionization.

Neutrality does not mean employers cannot communicate with employees. Communications, however, should not interfere with freedom of association by containing threats of negative consequences if workers choose union representation. For example, telling employees that “things could get worse if you bring in a union” is a powerful threat that interferes with workers’ organizing rights. The National Mediation Board (“NMB”), the independent federal agency that facilitates the resolution of labor-management disputes in the air and rail transportation industries, has ruled that an airline’s freedom to express its views does not include the right to threaten, coerce and interfere with their employees’ right to join or form a union.22

Delta’s communications to its employees around unions have not historically met this non-interference or neutrality standard. Examples of past actions from Delta relative to union organizing efforts include:

•	Allegations from employees include that they have been threatened with termination for unionizing activities, have been warned that unionizing activities would derail their careers and are often briefed on anti-union content.[23]

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21 https://nmb.gov/NMB_Application/wp-content/uploads/2020/04/Railway-Labor-Act-amended-Feb-14-2012.pdf

22 https://casetext.com/case/us-airways-inc-v-national-mediation-bd

23 https://www.theguardian.com/us-news/2019/jun/12/delta-workers-pro-union-report-threats-management

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2023 Proxy Memo Delta Air Lines Inc | Adoption of a Non-Interference Policy

•	It is believed that Delta spent approximately $38 million to oppose a union campaign by flight attendants in 2010.[24]

•	The Company continues to host an anti-union website, which prominently and repeatedly displays a message about unionization that might be viewed as threatening to employees considering unionization: “Don’t risk it. Don’t sign it.”[25,26,27]

Delta states in its opposition statement that its goal is “ensuring employees have the information needed to make an informed decision on a matter as important as union representation,” however, the Company’s actions risk moving beyond educational content towards pressuring employees not to form or join a trade union.

Instituting a non-interference policy to guide Delta’s practices and better align them with the ILO would reassure investors that Delta is communicating in a neutral and informative manner about collective bargaining and unionization, without intimidating or provoking fear in employees. It would not prevent the company from emphasizing the positive aspects of working at Delta, stating its pride in its workplace conditions or touting the benefits that employees enjoy. It would, however, prevent Delta from disparaging unions or Delta employees seeking unionization.

3.	Delta’s interference with union organizing efforts undermines business success.

Failure by Delta to align its conduct with international standards exposes shareholders to material risks which could negatively impact long-term value if left unaddressed. In contrast, by committing to and truly respecting key human rights standards, including the ILO Declaration and Core Conventions, Delta will be better positioned to mitigate workforce-related risks and benefit from the positive elements of union representation and collective bargaining.

Independent research has shown that the presence of unions correlates positively with low turnover, improved diversity, investment in training, and low levels of legal and regulatory violations.28 Conversely, companies that actively oppose unionization experience declines in productivity relative to those that are less opposed, with the evidence indicating that “the overall negative effects are driven by manager’s or owner’s dislike of working with unions rather than economic costs of unions.”29

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24 https://www.theguardian.com/business/2022/aug/03/delta-flights-attendants-union-push

25 https://www.onefutureonedelta.com/content/ifs/en/articles/2023/apr/here-are-four-things-to-know-about-the-IAM.html

26 https://www.onefutureonedelta.com/content/ifs/en/articles/2023/mar/While-AFA-talks-Delta-follows-through.html

27 https://www.onefutureonedelta.com/content/ifs/en/articles/2022/sep/sizzle-reel-downsides.html

28 https://www.blackrock.com/corporate/literature/whitepaper/the-making-of-long-term-capitalism.pdf; Marina Severinovsky, The Value of Human Capital for Investors, Schroders, December 2022, pgs. 14-15; https://www.piie.com/blogs/realtime-economic-issues-watch/higher-wages-low-income-workers-lead-higher-productivity; https://www.trilliuminvest.com/news-views/the-investor-case-for-supporting-worker-organizing-rights; https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/

29 Sean Wang and Samuel Young, “Unionization, Employer Opposition, and Establishment Closure” December 12, 2022; https://www.census.gov/content/dam/Census/newsroom/press-kits/2023/assa/unionization-employer-opposition-preview.pdf

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2023 Proxy Memo Delta Air Lines Inc | Adoption of a Non-Interference Policy

Moreover, should Delta’s brand be linked to anti-union rhetoric, it risks losing customers. Polling indicates that many American consumers feel strongly about unions. According to a Gallup poll conducted in August 2022, 71% of Americans approve of labor unions.30 According to a survey conducted by Marketing Brew and Harris Poll, 42% of Americans reported that they are less likely to shop at a company that attempts to stop its employees from unionizing and 41% of Americans reported the same of a company with a union on strike.31

Delta’s anti-union approach has already caused some limited brand damage. In 2019, the Company created flyers with the message “Union dues cost around $700 a year. A new video game system with the latest hits sounds like fun. Put your money towards that instead of paying dues to the union.” Delta’s negative tone toward unions was critiqued in multiple media outlets, including the BBC, USA Today and The Washington Post.32

Delta’s ability to attract and retain employees may also benefit from a more positive union relationship. The Company is seeking to hire over 4,000 flight attendants in 2023, an increase in total headcount of over 4%. In order to recruit at this scale, it has been required to pursue “rare and unique” in-person recruiting events beyond Atlanta.33 There are also indications that a significant number of current employees are dissatisfied at Delta, as in its 2021 ESG report, the Company shared that “78% of employees gave Delta a positive rating.”34 This implies that the inverse, 22%, did not provide a positive rating.

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30 https://news.gallup.com/poll/398303/approval-labor-unions-highest-point-1965.aspx#:~:text=Story%20Highlights&text=WASHINGTON%2C%20D.C.%20%2D%2D%20Seventy%2Done,on%20this%20measure%20since%201965

31 https://www.marketingbrew.com/stories/2022/02/22/anti-union-stances-can-affect-brand-sentiment-study-shows

32 Image from: https://www.bbc.com/news/blogs-trending-48225646

33 https://news.delta.com/delta-takes-flight-attendant-hiring-road

34 https://esghub.delta.com/human-capital-management

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2023 Proxy Memo Delta Air Lines Inc | Adoption of a Non-Interference Policy

CONCLUSION

A “yes” vote is warranted. Investors should encourage Delta to adopt basic international human rights standards in its response to employee unionization efforts. Doing so is expected to strengthen and help protect the Delta from brand risk and employee dissatisfaction while aligning the Company with international growth intentions.

Vote “Yes” on this Shareholder Proposal 6.

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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